January 27, 2009

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P. Form 10-K for Fiscal Year Ended December 31, 2007; Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008 File No. 1-33551

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549-7010

Dear Mr. Decker:

On behalf of The Blackstone Group L.P., we are responding to your comment letter, dated January 7, 2009, regarding our Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 3008 and September 30, 2008.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K or Form 10-Q, as applicable.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Where appropriate, we have provided as part of our responses below proposed additional disclosures or other revisions to be made in our future periodic filings, including our future interim filings.

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. Rufus Decker

January 27, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

General

2.	We have read your response to comment three from our letter dated October 31, 2008. You indicate that you will disclose the activity between the beginning and ending balances of assets under management as shown in Appendix A. With regards to outflows/redemptions, please disclose how much notice you require for an investor to request a redemption. Please also quantify to the extent possible, information regarding any known changes in assets under management occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions. Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A.

Prospectively, we will include the following additional disclosure language in the MD&A section “Key Financial Measures and Indicators - Operating Metrics” in our definition of “Assets Under Management” which outlines the redemption periods for material classes of our funds.

Our carry funds are commitment-based drawdown structured funds that do not permit investors to redeem their interests at their election and therefore do not have any advance notice obligations. Interests related to our funds of hedge funds and hedge funds are generally subject to annual, semi-annual or quarterly withdrawal or redemption by investors upon advance written notice with the majority of our funds requiring from 60 days up to 95 days depending on the fund and the liquidity profile of the underlying assets.

With respect to subsequent changes in the assets under management and redemptions, when material we have and will continue to disclose this information in our MD&A section. For example, in our September 30, 2008 Form 10-Q MD&A (page 48), we disclosed as of October 31, 2008 the amount of capital that our investors requested the opportunity to redeem or withdraw effective December 31, 2008 from our hedge funds and funds of hedge funds pursuant to redemption notices we had received as of October 31, 2008.

Critical Accounting Policies, page 76

General

3.	We have read your response to comment nine from our letter dated October 31, 2008. You indicate in Exhibit D that the determination of fair value involves a significant degree of management’s judgment taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. To the extent material to your own facts and circumstances, please expand your disclosure to provide the following:

•	The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid); and

Mr. Rufus Decker

January 27, 2009

•

Differentiate, if applicable, between your methods for determining fair value for illiquid instruments as compared to investments without observable market prices. To the extent applicable, please describe which financial instruments are affected by the lack of market liquidity (i.e., inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

We hold no auction rate securities, loans held for sale or mortgage-backed securities backed by subprime or Alt-A collateral. Our illiquid assets (Level III) consist primarily of interests in privately held companies for which there is no trading market of any kind. These are investments to which, in the absence of observable market prices, we have fair valued using the methodologies described in Note 2. Summary of Significant Accounting Policies — Investments, At Fair Value in our consolidated financial statements (see our September 30, 2008 Form 10-Q, pages 8-10).

Financial Statements

10. Income Taxes, page 110

4.	We have read your response to comment 13 from our letter dated October 31, 2008 in which you explain the factors considered in determining that no deferred tax valuation allowance was necessary as of December 31, 2007. To the extent that you have significant deferred tax assets, GAAP losses, and little or no valuation allowance in future periods, please confirm that you will revise your filing to describe how you determined that no valuation allowance was necessary on your deferred tax assets as of each period end.

We confirm that our future filings will describe our determinations regarding valuation allowances on deferred tax assets at each reporting date.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

5.	Please address the above comments in your interim filings as well.

We acknowledge the Staff’s comment and will address the above comments in our future interim filings where appropriate.

Mr. Rufus Decker

January 27, 2009

Liquidity and Capital Resources, page 50

6.	On page 51, the subtotal in your reconciliation of Net Cash Provided by (Used In) Operating Activities presented on a GAAP basis to Adjusted Cash Flow from Operations also represents a non-GAAP measure. Please remove this subtotal from your reconciliation or provide the disclosures required by Item 10(e) of Regulation S-K.

We will remove the subtotal from the reconciliation.

* * *

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Mr. Ernest Greene, Staff Accountant

Ms. Lisa Haynes, Staff Accountant

Ms. Pamela Long, Assistant Director

Mr. Andy Schoeffler, Attorney